EXHIBIT 99.1

Cummins Westport Announces Changes to its Board of Directors and Management Team

VANCOUVER, British Columbia, Nov. 19, 2020 (GLOBE NEWSWIRE) -- Cummins Westport Inc. (“CWI”) today announced changes to its Board of Directors and Management in accordance with the terms of the 50/50 Joint Venture Agreement between Cummins Inc. (NYSE:CMI) and Westport Fuel Systems Inc. (TSX:WPRT/NASDAQ:WPRT).  The changes take effect January 1, 2021.

Changes to the management team are:

  Tom Hodek has been appointed President of CWI. Tom was Director of Sales and Marketing for CWI and previously led the development of the latest generation of CWI’s ISX12N, L9N and B6.7N engines.

  Chad Mobley has been re-appointed as Controller of CWI.

  Gord Exel, President of CWI will be stepping down as President upon the completion of his term.

Changes to the Board of Directors are:

  Jim Arthurs, Executive Vice President of Westport Fuel Systems Inc. has been elected Chair of CWI.

  Roe East, Director, Off-Highway Product Strategy of Cummins Inc. is stepping down as Chair of CWI upon the completion of his term. Mr. East will remain on the CWI Board of Directors.

The following have also been elected to the CWI Board of Directors:

  Scott Baker, Vice President, Engineering, Westport Fuel Systems Inc.

  Jack Kienzler, Senior Director, Corporate Development, Cummins Inc.

  Timo Lehtiniitty, Controller – Joint Ventures, Engine Business, Cummins Inc.

  Jim MacCallum, Senior Vice President, Corporate Finance and Treasurer, Westport Fuel Systems Inc.

“The Board of CWI would like to sincerely thank Gord Exel for his strong leadership of CWI,” said Roe East, Chairman.  “Gord has been an influential leader in the North American on-highway natural gas industry for almost two decades, having first joined CWI as Vice President and General Manager for the Americas in 2002. During Gord’s tenure, CWI has sold over 100,000 natural gas engines for on-highway trucks and buses. We greatly appreciate his many years of service to CWI. We will miss his expertise, experience, and leadership.”

“The Board would also like to thank Roe East for his contributions as Chair of CWI for the past three years and we are pleased he will continue to serve on the board,” said Jim Arthurs, incoming Chair. “We would also like to welcome Tom Hodek to his new role as President of CWI. Tom made significant contributions to CWI in both product development and sales since joining in 2013 and will lead a strong and capable team going forward.”

About Cummins Westport Inc.
Cummins Westport Inc. designs, engineers and markets 5.9 to 12 liter spark-ignited natural gas engines for North American commercial transportation applications such as trucks and buses. Cummins Westport is a joint venture of Cummins Inc. (NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Fuel Systems Inc. (NASDAQ: WPRT / TSX: WPRT), a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), Propane (LPG), hydrogen, and biofuels such as landfill gas.

www.cumminswestport.com

Inquiries:

Westport Fuel Systems Inc.
Christine Marks
Investor Relations
Phone: 604-718-2046
Email: Invest@wfsinc.com
Web: www.wfsinc.com

Cummins Inc.
Jon Mills
Director - External Communications
Phone: 317-610-4244
Email: jon.mills@cummins.com
Web: www.cummins.com